UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2013	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1

Item 2	Date of Material Change May 10, 2013

Item 3	News Release The news release dated May 10, 2013 was disseminated through Marketwire and filed on SEDAR on May 10, 2013.

Item 4	Summary of Material Change Pretivm announced highlights from the first quarter of 2013 and updates on its Brucejack Project in northern British Columbia.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm reported the following highlights from the first quarter of 2013 and updates for the Brucejack Project in northern British Columbia.

First Quarter 2013 Highlights and Significant Events

	●	Completed a private placement on February 15, 2013 with a syndicate of underwriters for 361,300 Investment Tax Credit flow-through common shares of Pretivm at a price of $13.84 per share and 1,287,250 Canadian Exploration Expense flow-through common shares of Pretivm at a price of $12.43 per share for aggregate gross proceeds of $21 million;

	●	On March 4, 2013, during the Prospectors & Developers Association of Canada (PDAC) convention in Toronto, Pretivm was awarded the Bill Dennis Award, which recognizes a Canadian discovery or prospecting success, by the PDAC for advancing the Valley of the Kings at Pretivm’s high-grade gold Brucejack Project;

	●	Ended the quarter with working capital of $22.5 million;

	●	Completed a private placement on April 26, 2013 with Liberty Metals & Mining Holdings, LLC, a subsidiary of Boston-based Liberty Mutual Insurance, for 5,780,346 common shares at a price per share of $6.92 for gross proceeds of approximately $40 million;

	●	Announced on May 8, 2013 the completion of the ramp accessing the Valley of the Kings underground from the historical West Zone underground workings;

●
On May 8, 2013, Pretivm also announced the sample tower and related equipment, which will be used for the Bulk Sample Program, had been transported to site along the recently completed all-weather exploration road. The over 75 kilometer-long exploration road with bridges has adequate load capacity for 85 tonne class permit vehicles and is expected to be suitable, with minor upgrades, for development and production.

2013 Exploration Programs

Pretivm completed the access ramp to the Valley of the Kings from the West Zone at the targeted 1345-meter level of the 426600 cross-section, and outlined the Bulk Sample Program and associated drilling at the Valley of the Kings beginning later this month (see news release dated May 8, 2013).  In addition to targeting an area of mineralization for the bulk sample, the current ramp alignment will allow acceleration of production development as it will be used to provide initial access to the Valley of the Kings and multiple headings for excavation of the planned production declines.

Approximately 15,000 meters of underground drilling will be completed, in support of the Bulk Sample Program, at 7.5-meter and 15-meter centres along 120 meters of strike length and at 15- meter centres vertically for 60 meters above and 60 meters below the 1345-meter level of the Valley of the Kings.  Pretivm will develop and install supporting infrastructure, cross cut the Valley of the Kings along section 426600, develop the north drill drift and commence the underground drill program later this month.  The drill program will commence prior to excavating the bulk sample and run concurrently with the excavation of the bulk sample.

Strathcona Mineral Services Ltd. of Toronto has been engaged as the independent Qualified Person to oversee and report on the 10,000-tonne bulk sample from the Valley of the Kings.  Excavation of the bulk sample is scheduled to begin in early June.  Planning is continuing with Strathcona Mineral Services on the work required to be completed prior to excavating the bulk sample, the procedures for excavating the bulk sample and the sampling protocols.  The final report on the bulk sample is expected later in the year after the compilation of all data.

Feasibility Study

A feasibility study on the high-grade gold opportunity at Brucejack is ongoing, and mine planning is now well underway based on the November 20, 2012 Mineral Resource estimate (see news release dated November 20, 2012.)  The Brucejack feasibility study is being advanced with an operating rate of 2,700 tonnes per day, with long-hole stoping and cemented paste backfill chosen for the mining method.  Stopes will be mined using a combination of longitudinal and transverse mining, depending on zone width and orientation. Cemented paste tailings will be prepared in a paste plant located on surface and then pumped underground for distribution to the stopes.

As part of the feasibility study, Pretivm completed locked cycle metallurgical testwork.  The average locked cycle recoveries for combined gravity and flotation for the Valley of the Kings composites were 98.3% for gold and 92.5% for silver.

The feasibility study for the Brucejack Project is expected to be completed in the second quarter of 2013.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.  Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.

Other Developments

During the quarter, Pretivm completed a private placement of flow-through shares for gross proceeds of $21,000,910 (see news release dated February 15, 2013).  Pretivm’s working capital as at March 31, 2013 was $22.5 million.

Subsequent to the end of the quarter, Pretivm announced a strategic investment by Liberty Metals & Mining Holdings LLC, a subsidiary of Boston-based Liberty Mutual Insurance, and completed a private placement of 5,780,346 common shares at a price of $6.92 per common share for gross proceeds of approximately $40,000,000 (see news release dated April 26, 2013).

Pretivm’s unaudited interim consolidated financial statements and Management Discussion and Analysis for the three months ended March 31, 2013 is available on SEDAR and at Pretivm’s website: www.pretivm.com.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784

Item 9	Date of Report Dated at Vancouver, BC, this 13th day of May, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2013	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer